*
MK

09057358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-43724

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P. Morgan Clearing Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York, NY 10179
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Collins (212) 272-1562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James M. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Clearing Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE M. SMALL
Notary Public, State of New York
No. 01SM6108336
Qualified in New York County
My Commission Expires April 12, 2012

Signature

Managing Director
Title

2/26/09
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X **(o) Statement of Cash Flows**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P. Morgan Clearing Corp.

(An indirect subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2008

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder
of J.P. Morgan Clearing Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of J.P. Morgan Clearing Corp. (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2009

J.P. Morgan Clearing Corp.
(An indirect subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition (Dollars in thousands)
December 31, 2008

Assets		
Cash	$	707,590
Cash and securities segregated under federal and other regulations		14,347,266
Securities purchased under resale agreements		378,927
Securities borrowed		64,548,573
Securities received as collateral		7,304,324
Receivables:		
Customers		13,666,427
Brokers, dealers, clearing organizations and others		4,159,307
Interest and dividends		175,109
Goodwill		426,700
Other assets		169,315
Total assets	$	105,883,538
Liabilities and stockholders' equity		
Short-term borrowings	$	8,813,891
Securities sold under repurchase agreements		45,000
Securities lent		3,623,552
Obligation to return securities received as collateral		7,304,324
Payables:		
Customers		76,261,908
Brokers, dealers, clearing organizations and others		3,515,621
Interest and dividends		217,029
Other liabilities and accrued expenses		546,045
		100,327,370
Subordinated liabilities		3,410,000
Total liabilities		103,737,370
Commitments and contingencies (Note 11)		
Total stockholders' equity		2,146,168
Total liabilities and stockholders' equity	$	105,883,538

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

J.P. Morgan Clearing Corp. (the "Company"), previously known as Bear, Stearns Securities Corp., is a guaranteed subsidiary of J.P. Morgan Securities Inc. ("JPMorgan Securities"), which is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). For purposes of this report, an "affiliate" is defined as JPMorgan Chase or a direct or indirect subsidiary of JPMorgan Chase. The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and futures commission merchant with the Commodities Futures Trading Commission ("CFTC"). It is also a member of the New York Stock Exchange ("NYSE") and other exchanges.

Nature of Business
The Company provides securities and futures clearing, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, and (ii) the proprietary trading accounts of hedge funds, brokers and dealers and other professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for customer and certain proprietary activities of JPMorgan Securities and other affiliates on either a fully disclosed or omnibus basis.

Merger with The Bear Stearns Companies Inc.
Effective May 30, 2008, BSC Merger Corporation, a wholly owned subsidiary of JPMorgan Chase, merged with The Bear Stearns Companies Inc. ("Bear Stearns") pursuant to the Agreement and Plan of Merger, dated as of March 16, 2008, as amended March 24, 2008 (the "Merger"), and Bear Stearns became a wholly owned subsidiary of JPMorgan Chase. The Merger was accounted for under the purchase method of accounting, which requires that the assets and liabilities of Bear Stearns be fair valued. The total purchase price to complete the Merger was $1.5 billion. The computation of the purchase price and the allocation of the purchase price to the net assets of Bear Stearns resulted in a pushdown of $426.7 million of the total goodwill resulting from the Merger to the Company. Therefore, the Company's assets and liabilities were also fair valued as of the Merger date to reflect the application of "push-down accounting". Such pushdown accounting adjustments may be modified through May 30, 2009, as more information is obtained about the fair value of assets acquired and liabilities assumed by JPMorgan Chase as a result of the Merger. Fair value pushdown accounting adjustments to the Company's assets and liabilities at the date of the Merger increased the carrying value of exchange memberships by $21 million and increased tax-related balances by $253 million. Additional information regarding the Merger is provided in Note 2 of JPMorgan Chase's Annual Report on Form 10-K for the year ended December 31, 2008 ("JPMorgan Chase's 2008 Annual Report").

On October 1, 2008, JPMorgan Securities merged with and into Bear, Stearns & Co. Inc., the former parent of the Company. The surviving entity changed its name to J.P. Morgan Securities Inc. and is a direct subsidiary of JPMorgan Chase. Additionally, on October 1, 2008, Bear, Stearns Securities Corp. changed its name to J.P. Morgan Clearing Corp.

2. Significant Accounting Policies

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a) Accounting Developments

Accounting for income tax benefits of dividends on share-based payment awards – EITF 06-11
In June 2007, the Financial Accounting Standards Board ("FASB") ratified Emerging Issues Task Force ("EITF") 06-11, which must be applied prospectively for dividends declared in fiscal years

beginning after December 15, 2007. EITF 06-11 requires that realized tax benefits from dividends or dividend equivalents paid on equity-classified share-based payment awards that are charged to retained earnings be recorded as an increase to capital surplus and included in the pool of excess tax benefits available to absorb tax deficiencies on share-based payment awards. Prior to the issuance of EITF 06-11, the Company did not include these tax benefits as part of this pool of excess tax benefits. The Company adopted EITF 06-11 on January 1, 2008. The adoption of the consensus did not have an impact on the Company's Statement of Financial Condition.

Business combinations/noncontrolling interests in consolidated financial statements
In December 2007, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 141R "Business Combinations" ("SFAS 141R") and SFAS No. 160 "Noncontrolling interests in consolidated financial statements – an amendment of ARB No. 51" ("SFAS 160"), which amended the accounting and reporting of business combinations, as well as noncontrolling (i.e., minority) interests. For the Company, SFAS 141R is effective for business combinations that close on or after January 1, 2009. SFAS 160 is effective for the Company for fiscal years beginning on or after December 15, 2008.

SFAS 141R will generally only impact the accounting for future business combinations and will impact certain aspects of business combination accounting such as transaction costs and certain merger related restructuring reserves. One exception to the prospective application of SFAS 141R relates to accounting for income taxes associated with business combinations that closed prior to January 1, 2009. Once the purchase accounting measurement period closes for these acquisitions, any further adjustments to income taxes recorded as part of these business combinations will impact income tax expense. Previously, further adjustments were predominately recorded as adjustments to Goodwill. The Company will continue to evaluate the impact that SFAS 141R will have on its financial statements.

SFAS 160 requires that noncontrolling interests be accounted for and presented as equity, rather than as a liability or mezzanine equity. SFAS 160 presentation and disclosure requirements are to be applied retrospectively. The adoption of this pronouncement is not expected to have a material impact on the Company's Statement of Financial Condition.

Accounting for transfers of financial assets and repurchase financing transactions - FSP FAS 140-3
In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 140-3, which requires an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer to be evaluated together as a linked transaction under SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125" ("SFAS 140"), unless certain criteria are met. The Company adopted FSP FAS 140-3 on January 1, 2009 for new transactions entered into after the date of adoption. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Statement of Financial Condition.

Determining the fair value of an asset when the market for that asset is not active
In October 2008, the FASB issued FSP No. FAS 157-3, which clarifies the application of SFAS 157 "Fair Value Measurement" in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial instrument when the market for that financial asset is not active. The FSP was effective upon issuance, including prior periods for which financial statements have not been issued. The application of this FSP did not have an impact on the Company's Statement of Financial Condition.

Accounting for transfers of financial assets and consolidation of variable interest entities
The FASB has been deliberating certain amendments to both SFAS 140 and FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51" ("FIN 46R") that may impact the accounting for transactions that involve qualifying special purpose entities ("QSPEs") and variable interest entities ("VIEs"). Among other things, the

FASB is proposing to (1) eliminate the concept of QSPEs from both SFAS 140 and FIN 46R; (2) make key changes to the consolidation model of FIN 46R that will change the method of determining which party to a VIE should consolidate the VIE; and (3) reconsider the party that consolidates the VIE on a quarterly basis. An exposure draft of the proposed amendments was issued for public comment in the third quarter of 2008 with an expected effective date in January 2010. The public comment period on the exposure draft ended on November 14, 2008. A final standard is expected to be issued in the second quarter of 2009 with effective date in January 2010. The adoption of these amendments is not expected to have a material impact on the Statement of Financial Condition.

(b) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of disclosures of contingent assets and liabilities. Actual results could be different from these estimates.

(c) Cash and Securities Segregated Under Federal and other Regulations
The Company is required by its primary regulators, including the SEC and CFTC to segregate cash and securities to satisfy rules regarding the protection of customer assets. As of December 31, 2008, the Company had $14.3 billion of cash and securities segregated to be in compliance with regulations.

(d) Repurchase and Resale Agreements
Securities sold under repurchase agreements ("repurchase agreements") and securities purchased under resale agreements ("resale agreements") are generally treated as collateralized financing transactions and are carried on the financial statements at the amounts the securities will be subsequently sold or repurchased, plus accrued interest. Where appropriate, resale and repurchase agreements with the same counterparty are reported on a net basis in accordance with FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements." The Company takes possession of securities purchased under resale agreements. On a daily basis, the Company monitors the market value of the underlying collateral received from its counterparties, consisting primarily of U.S. government and agency securities, and requests additional collateral when necessary.

(e) Securities Borrowed and Securities Lent
Securities borrowed and securities lent are recorded at the amount of cash collateral advanced or received. The Company monitors the market value of the securities borrowed and lent on a daily basis and calls for additional collateral when appropriate. Certain securities are borrowed against securities collateral and per SFAS 140 "Accounting for Transfers and Servicing of Financial Asset and Extinguishment of Liabilities," the borrower is not required to record the transactions on its balance sheet.

(f) Customer Transactions
Customer securities transactions are recorded on the Statement of Financial Condition on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Statement of Financial Condition.

(g) Goodwill
The Company applies the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets" under which goodwill is not amortized. Instead it is tested for impairment annually or when an event or circumstance occurs that may signify impairment. The Company has concluded that there was no impairment to goodwill at December 31, 2008, nor was any goodwill written off during 2008.

(h) Income Taxes

Up to and including May 30, 2008, the Company was included in the consolidated tax return of Bear Stearns. Beginning May 31, 2008, the Company is included in the consolidated federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. Pursuant to an informal tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated income tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate income tax returns. The Company uses the asset-and-liability method required by FAS 109 to provide for income taxes on all transactions recorded in the financial statements. State and local income taxes are provided on the Company's taxable income at the effective income tax rate applicable to the JPMorgan Chase entity.

The informal tax sharing arrangement allows for intercompany payments to or from JPMorgan Chase for outstanding current and deferred tax assets or liabilities.

(i) Foreign Currency Translation

The Company revalues assets and liabilities denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at contractual amounts, which approximate fair value. Assets that are recorded at contractual amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities lent, customer payables and certain other payables are recorded at contractual amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The Company's subordinated liabilities are recorded at contractual amounts approximating fair value. These subordination agreements have a floating rate of interest which approximated market rates of interest available to the Company at December 31, 2008.

Fair Value Measurement— SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The Company follows the guidance in SFAS 157, which applies to all financial instruments that are measured and reported on a fair value basis, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to classify and disclose the fair value of financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. The three levels of the fair value hierarchy are:

- Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Additionally, SFAS 157 requires the Company to provide enhanced disclosure information regarding the activities of those financial instruments classified within the Level 3 category, including a roll-forward analysis of fair value balance sheet amounts for each major category of assets and liabilities, and disclosure of the unrealized gains and losses for Level 3 positions held at the reporting date. Throughout

the year the Company held financial instruments measured on a fair value basis under SFAS 157 consisting of investments in money market funds, which were classified as Level 1 under SFAS 157. The Company did not have money market funds or similar financial instruments measured on fair value basis as of December 31, 2008.

4. Income Taxes

At December 31, 2008, the Company had an income tax payable to JPMorgan Chase of $488 million included in other liabilities and accrued expenses and an income tax receivable from JPMorgan Chase of $137 million included in other assets.

The following table represents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the periods ended May 30, 2008 and December 31, 2008.

Unrecognized tax benefits

Predecessor period ended May 30, 2008 (in millions)	
Balance at December 1, 2007	**$ 289**
Balance at May 30, 2008	**289**
Successor period ended December 31, 2008 (in millions)	
Balance at May 31, 2008	**289**
Increases based on tax positions related to the current period	**-**
Decreases based on tax positions related to the current period	**-**
Increases based on tax positions related to prior periods	**158**
Decreases based on tax positions related to prior periods	**(96)**
Decreases related to settlements with taxing authorities	**(116)**
Balance at December 31, 2008	**$ 235**

At December 31, 2008, the Company's unrecognized tax benefits, excluding related interest expense and penalties, were $235 million, of which $153 million, if recognized, would reduce the annual effective tax rate.

Included in accounts payable and other liabilities at December 31, 2008, in addition to the Company's liability for unrecognized tax benefits, was $130 million for income tax-related interest and no penalties.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates. Per the Company's informal tax sharing agreement with JPMorgan Chase all tax payments and refunds as a result of tax audits will be assumed by its parent, JPMorgan Chase.

5. Short-Term Borrowings

Borrowings at December 31, 2008 were $8.8 billion. Included within borrowings is $8.7 billion of unsecured borrowings from affiliates. These borrowings are short-term obligations which bear interest based on the Federal Funds rate. Additionally the Company had $.1 billion of short-term borrowings from third party institutions.

6. Subordinated Liabilities

The Company has subordinated liabilities with JPMorgan Chase providing for maximum borrowings of $4.5 billion. At December 31, 2008, $3.4 billion was payable under these subordinated borrowing

agreements. The subordinated liabilities outstanding at December 31, 2008 mature as follows (dollars in millions):

Year	Amount
2009	$ 300
2010	1,500
2011	700
2012	-
2013	-
After 2013	910
Total	$ 3,410

All subordinated liabilities of the Company have been approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, qualify as capital in computing net capital under the SEC's Uniform Net Capital Rule ("Net Capital Rule"). The subordinated debt obligations may only be repaid if the Company is in compliance with various terms of the SEC's Net Capital Rule.

On July 31, 2008, Bear, Stearns Securities Corp., Bear Stearns and JPMorgan Chase entered into Assignment and Assumption Agreements pursuant to which all subordinated loan agreements and subordinated loans for Bear, Stearns Securities Corp. were assigned by Bear Stearns to JPMorgan Chase.

The borrowings bear interest at a rate based upon the London Interbank Offered Rate.

7. Employee Compensation and Benefits

Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans, which provide for grants of common stock-based awards, including stock options and restricted stock units ("RSUs"). Annual incentive compensation awards to employees under these plans are based upon employee performance and JPMorgan Chase's consolidated operating results. The Company's employees also participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase.

Employee Stock-Based Payment Awards

JPMorgan Chase accounts for its employee stock-based payment awards under SFAS No. 123R, *"Share-Based Payment,"* and related interpretations. JPMorgan Chase also adopted the transition election provided by FASB Staff Position 123(R)-3 "*Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*" ("FSP 123(R)-3"). The pool of tax benefits calculated under FSP 123(R)-3 was allocated to the Company by JPMorgan Chase based on the percentage of stock compensation expense incurred by the Company in relation to the total.

SFAS 123R requires all share-based payments to employees to be measured at their grant-date fair values. JPMorgan Chase uses the Black-Scholes valuation model to estimate the fair value of stock options.

In connection with the Bear Stearns merger, Bear Stearns employee stock awards, principally restricted stock units ("RSUs"), capital appreciation plan units and stock options, were exchanged for equivalent JPMorgan Chase awards using the merger exchange ratio of 0.21753. The fair value of these employee stock awards was included in the purchase price. However, Bear Stearns vested employee stock

options had no impact on the purchase price; since the employee stock options were significantly out of the money at the merger date, the fair value of these awards was equal to zero upon their conversion into JPMorgan Chase options.

JPMorgan Chase RSUs
RSUs are awarded at no cost to the recipient in connection with its annual incentive grant. RSUs generally vest 50 percent after two years and 50 percent after three years and convert to shares of common stock at the vesting date. In addition, RSUs typically include full career eligibility provisions, which allow employees to continue to vest upon voluntary termination, subject to employment and other restrictions. All of these awards are subject to forfeiture until the vesting date. An RSU entitles the recipient to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding.

The following table presents grant and forfeiture activity of JPMorgan Chase stock awards to the Company's employees for period ended December 31, 2008 (in thousands).

	Period Ended 31-Dec-08
Options	
Bear Stearns conversion	87
Forfeited	71
RSUs	
Granted	1,353
Bear Stearns conversion	133
Forfeited	46

At December 31, 2008, the number of outstanding options held by the Company's employees was 86 thousand, all of which were vested. In addition, 1.4 million unvested RSUs were held by the Company's employees at December 31, 2008. In the normal course of business, the employment relationship of certain employees may transfer between the Company and JPMorgan Chase or its subsidiaries.

For further information about the employee stock awards of JPMorgan Chase and the related accounting, refer to Note 10 of JPMorgan Chase's 2008 Annual Report.

Pension and Other Postretirement Employee Benefits

The Company's employees are eligible to participate in JPMorgan Chase's qualified, noncontributory, U.S. defined benefit pension plan and they may also participate in JPMorgan Chase's defined contribution plan. In addition, qualifying U.S. employees are provided postretirement medical benefits through JPMorgan Chase. These medical benefits are contributory, and vary with length of service and date of hire and provide for limits on JPMorgan Chase's share of covered medical benefits. There are no plans solely for the employees of the Company.

The JPMorgan Chase domestic pension and other postretirement employee benefit ("OPEB") plans are accounted for in accordance with SFAS No. 87, *"Employers' Accounting for Pensions,"* SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits,"* SFAS No. 158 *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132 (R),"* and SFAS No. 106, *"Employers' Accounting for Postretirement Benefits Other Than Pensions."* Assets of the

JPMorgan Chase qualified domestic defined benefit pension plan were less than the projected benefit obligation at December 31, 2008.

Consolidated disclosures about the pension and OPEB plans of JPMorgan Chase, including funded status, components of benefit expense and weighted-average actuarial assumptions are included in Note 9 of JPMorgan Chase's 2008 Annual Report.

8. Collateralized Securities Transactions

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase agreements, securities borrowed transactions, customer margin loans and other secured money-lending activities. In many instances, the Company is permitted to rehypothecate the securities received as collateral, subject to regulations which prohibit the rehypothecation of customer fully paid and excess margin securities, as defined in SEC Rule 15c3-3, Customer Protection.

At December 31, 2008, the fair value of securities received as collateral by the Company that can be repledged, delivered or otherwise used was approximately $136.6 billion. Of these securities received as collateral, those with a fair value of approximately $93.9 billion were delivered, repledged or otherwise used.

In relation to non-cash loan versus pledged securities transactions, the Company recorded collateral received from JPMorgan Securities and a related obligation to return this collateral to JPMorgan Securities of approximately $7.3 billion at December 31, 2008.

In addition to effecting settlements, meeting customer needs or re-lending as part of the Company's operations, it also enters into repurchase agreements to obtain financing. The Company enters into equity repurchase agreements with third parties to increase levels of secured financing for itself and certain affiliates. At December 31, 2008, these repurchase agreements totaled approximately $45 million. See Note 10 "Related Party Activities – Collateralized Securities Transactions" for further discussion on reverse repurchase agreements with affiliates.

9. Risk Management

Risk is an inherent part of the Company's business activities and through JPMorgan Chase's risk management framework and governance structures, a variety of risks are managed. The framework and governance structure are intended to provide comprehensive controls and ongoing management of the major risks inherent in its business activities. The Company has identified several major risk types related to its business activities: customer credit risk, liquidity risk, operational risk, legal risk and reputation risk. The Company identifies, measures, monitors/controls and reports risk through various control mechanisms, including dynamically assessing the potential impact of internal and external factors on transactions and positions, developing risk mitigation strategies, and establishing risk management policies and procedures that contain approved limits by customer, product and business.

Customer Credit Risks -The Company's activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities, and securities derivative transactions. Securities derivative transactions principally include futures, swaps, contracts for difference, forwards, options and various structured products. The Company provides the ability for customers to execute and settle securities and securities derivative transactions on listed exchanges, as well as, in the over the counter ("OTC") markets. Securities and securities derivative transactions may be settled on a cash basis or financed on a margin basis. The collateral requirement on a margin loan is established based on either regulatory guidelines or internal

risk-based requirements for clients employing enhanced leverage using one or several leverage products offered to customers.

In connection with certain customer activities, the Company executes and settles customer transactions involving the sale of securities and securities derivative transactions short ("short sales"). When a customer sells a security short the Company may be required to borrow securities to settle a customer short sale transaction and, as such, these transactions may expose the Company to a potential loss if customers are unable to fulfill their contractual obligations and customers' collateral balances are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy the Company's exchange margin deposit requirements or to support its various secured financing sources such as bank loans, securities loaned and repurchase agreements. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are collateralized and may be executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions can be directly affected by volatile or illiquid trading markets, which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with the Company.

A significant portion of the Company's securities processing activities include settling transactions for hedge funds, brokers and dealers and other professional traders, including affiliates. Due to the nature of these operations, which may include significant levels of credit extension such as leveraged purchases, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to those customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed automated risk control systems that analyze the customers' sensitivity to major market movements. The Company

will require customers to deposit additional margin collateral, or to reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of certain affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

Liquidity Risks - Liquidity risk arises from the general funding needs of the Company's activities and in the management of its assets and liabilities. Through JPMorgan Chase and outside relationships, the Company seeks to preserve stable, reliable and cost-effective sources of funding. Procedures are in place to identify, measure, and monitor the Company's liquidity sources and uses, which enable the Company to manage these risks.

Operational Risk - Operational risk is the risk of loss resulting from inadequate or failed processes or systems, human factors, or external events. The Company's approach to operational risk management, through JPMorgan Chase, is intended to mitigate such losses by supplementing traditional control-based approaches to operational risk with risk measures, tools and disciplines that are risk-specific, consistently applied and utilized company-wide. Key themes are transparency of information, escalation of key issues and accountability for issue resolution. This also includes the establishment of systems and procedures to monitor transactions, positions and documentation. These procedures include the segregation of duties in trading, clearing and settlement functions and the preparation of reconciliations to ensure that transactions and accounts are properly supported.

Legal Risk - Legal risk is the risk of loss arising from the uncertainty of the enforceability, through legal and judicial processes, of the obligations of the Company's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the offsetting and netting of mutual obligations. Legal risk also encompasses the risk of loss attributable to deficiencies in the documentation of transactions (e.g., trade confirmations) and of regulatory compliance risk, which is the risk of loss due to the Company's violations of, or non-conformance with, laws, rules, regulations and prescribed practices in the normal course of conducting its business and activities. Finally, legal risk encompasses litigation risk, which is the risk of loss resulting from being sued, including legal costs, settlement expenses, adverse judgments and fines.

Reputation Risk - Attention to reputation is a key aspect of the Company's practices. The Company's ability to attract and retain customers and transact with its counterparties could be adversely affected to the extent its reputation is damaged. The failure of the Company to deal, or to appear to fail to deal, with various issues that could give rise to reputation risk could cause harm to the Company and its business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of legal, reputation, operational, credit, liquidity and market risks inherent in its products. The failure to address appropriately these issues could make the Company's clients unwilling to do business with the Company, which could adversely affect the Company's results.

10. Related Parties

The Company has significant transactions with affiliates. Various JPMorgan Chase subsidiaries engage the Company to arrange for clearing and futures activities, and collateralized securities transactions.

Clearing and Futures Activities—At December 31, 2008, the Company's clearing and futures activities have resulted in net payables to JPMorgan Securities and other affiliates of approximately $1.3 billion which is included within payables to brokers, dealers and others, and net receivables from other

affiliates of approximately $0.6 billion which is included within receivables from brokers, dealers, clearing organizations and others.

Cash and Securities Segregated under Federal and Other Regulations—At December 31, 2008, the Company had $2.2 billion on deposit with JPMorgan Chase Bank, N.A.

Collateralized Securities Transactions—The Company enters into reverse repurchase and repurchase transactions with affiliates. At December 31, 2008, such reverse repurchase transactions had a contract value of approximately $12.7 billion, of which approximately $12.1 billion is reflected in cash and securities segregated under federal and other regulations and $219.2 million is reflected as receivables from brokers, dealers, clearing organizations and others. The remaining reverse repurchase transactions of approximately $378.9 million are reflected in securities purchased under agreements to resell.

The Company enters into securities borrowed and securities lent transactions with affiliates. Balances at December 31, 2008 relating to such transactions totaled approximately $7.1 billion of securities borrowed and $3.1 billion of securities lent.

11. Commitments and Contingencies

Leases—The following table presents required future minimum rental payments for office space under non-cancelable operating leases that expire after December 31, 2008.

Year Ended December 31 (in millions)		
2009	$	3.9
2010		3.9
2011		0.3
Total minimum payments required		**8.1**
Less: Sublease rentals under non-cancelable leases		-
Net Minimum payment required	**$**	**8.1**

Litigation—The Company maintains litigation reserves for certain of its outstanding litigation. In accordance with the provision of SFAS 5, *"Accounting for Contingencies"* the Company accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes, in light of all information known to it at December 31, 2008 that the Company's litigation reserves were adequate at such date. Management reviews litigation reserves periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. The Company believes it has meritorious defenses to claims asserted against it in its currently outstanding litigation and, with respect to such litigation, intends to continue to defend itself vigorously, litigating or settling cases according to management's judgment. For further discussion, please refer to JPMorgan Chase's 2008 Annual Report.

Guarantees—The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Therefore, if a member becomes unable to satisfy its obligations to the exchange or clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is considered to

be remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

12. Net Capital Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of the NYSE, the CFTC and other principal exchanges of which it is a member. Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of: (i) 2% of aggregate debit items arising from customer transactions, as defined in the Net Capital Rule, plus excess margin collateral on reverse repurchase agreements; or (ii) 8% of customer risk maintenance margin requirements plus 4% of non-customer risk maintenance margin requirements, all as defined in the capital rules of the CFTC. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2008, the Company's net capital of approximately $4.7 billion was approximately 6.7% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $1.4 billion by approximately $3.3 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

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